Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES

SECOND QUARTER 2008 RESULTS

Tel Aviv, Israel, August 14, 2008 – Elron Electronic Industries Ltd. (Nasdaq: ELRN) (TASE: ELRN) (“Elron” or the “Company”) today reported financial results for the second quarter and first half of 2008.

Elron’s net loss in the second quarter and first half of 2008 amounted to $16.0 million, or $0.54 per share, and $28.1 million, or $0.95 per share, respectively. Net income in the second quarter and first half of 2007 amounted to $0.8 million, or $0.03 per share, and $3.4 million, or $0.11 per share, respectively.

The net loss Elron reported in the second quarter and first half of 2008 resulted mainly from $13.7 million and $23.8 million of losses, respectively, recorded with respect to Elron’s group of companies.

The net income which Elron reported in the second quarter of 2007 resulted mainly from a gain, net of tax, of approximately $4.1 million from the sale of real estate in Carmiel, Israel, by Elron’s wholly owned subsidiary, Elbit Ltd. The net income Elron reported in the first half of 2007 also included a $9.1 million gain (net of tax) from the merger between NetVision, Barak and GlobCall which was completed in the first quarter of 2007. The above gains were offset by losses, net, which Elron recorded with respect to its group companies in the amount of $6.6 million and $14.0 million, respectively, in the second quarter and first half of 2007.

INVESTMENTS DURING THE FIRST HALF OF 2008:

During the first half of 2008, Elron invested $64.3 million in its group companies (of which $35.7 million was invested in the second quarter) which included mainly the purchase of 5% of Given Imaging Ltd. shares for $24.5 million. Other investments in group companies included BrainsGate Ltd., Medingo Ltd., Aqwise – Wise Water Solutions Ltd., BPT (Bio-Pure Technology) Ltd., Safend Ltd., Impliant Inc., Pocared Diagnostics Ltd., Wavion Inc., Atlantium Inc., ChipX, Inc. and 3DV Systems Inc., as well as investments in two new companies, PLYmedia Inc. and Kyma Medical Technologies Ltd.

In addition, Elron invested $4 million in RDC – Rafael Development Corporation Ltd. (“RDC”), Elron’s 50.1% held subsidiary, in connection with the agreement between Elron and Rafael Advanced Defense Systems Ltd. signed in December 2007.

During the second half of 2007, RDC established two new companies: Sync-Rx Ltd., which develops medical devices for improving trans-catheter cardiovascular interventions, and XSIGHTS Media Ltd. (formerly PaperLnx Ltd.) which develops a visual search engine for connecting printed media via a camera phone to the Internet. A third company, established by RDC during the first half of 2008, is ActySafe Ltd., which is developing short-range radar and other safety systems for the automotive industry in cooperation with a leading automotive manufacturer.

RECENT NOTABLE DEVELOPMENTS IN SEVERAL OF ELRON’S GROUP COMPANIES:

•

Starling Advanced Communications Ltd., a developer and manufacturer of innovative airborne broadband antenna systems, received notice from an American satellite communications systems manufacturer that an international services provider has chosen the communication systems manufacturer to supply it with two-way Ku band antenna systems for aircraft following its tender offer. This award is subject to the execution of a detailed non-binding framework agreement for the supply of innovative antenna systems over a period of seven years. Starling estimates that the value of its share in the non-binding agreement, if executed, may be up to $60 million.

•

BrainsGate, a developer of a broad treatment platform technology for brain diseases, completed a $27.5 million financing round led by Johnson & Johnson Development Corporation (JJDC) joined by VC-Fund Agate Medical Investments LP. Elron’s portion in this round amounted to $6.5 million. Following the financing round, Elron holds 23.3% of BrainsGate’s outstanding shares.

•

Impliant, a developer of a novel posterior motion preservation system for spine surgery, which due to adverse clinical trial events which occurred in the third quarter of 2007 had ceased clinical trials, received approval from the FDA to renew the clinical trial process. During the first half of 2008 Elron invested $6 million in Impliant and became the company’s major shareholder.

As of June 30, 2008, Elron’s cash, debentures and deposits amounted to approximately $11.8 million compared with $55.2 million at December 31, 2007. In the second quarter of 2008, Elron secured a $30 million bank credit facility, of which $24 million was utilized as a long-term loan, as of June 30, 2008.

Shareholders’ equity at June 30, 2008, was approximately $240.4 million, which represented approximately 75% of Elron’s total assets, compared to approximately $265.8 million, representing approximately 89% of Elron’s total assets at December 31, 2007.

CONFERENCE CALL DETAILS:

Elron will be hosting a conference call on Thursday, August 14, 2008 at 10:00 am ET (7:00am PT, 3:00pm UK time, 5:00 pm Israel time) to discuss its second quarter 2008 results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.

US: 1 866 345 5855, UK: 0 800 404 8418; Israel: 03 918 0610; International: +972 3 918 0610.

For your convenience, a replay of the call will be available for two days following the call. The replay numbers are:

1 888 269 0005 (US), 0 800 917 1246 (UK) and +972 3 925 5943 (International).

A replay of the call will also be available from a link on Elron’s website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-607555

elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

	June 30, 2008	December 31, 2007

	Unaudited

ASSETS
Total current assets	$58,579	$82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	158,172	131,351
Investments in other companies and long-term receivables	87,616	73,718
Deferred taxes	934	2,204
Severance pay deposits	3,740	1,808

Total long-term assets	250,462	209,081

PROPERTY AND EQUIPMENT, NET	4,264	1,936

INTANGIBLE ASSETS	9,435	5,524

Total assets	$322,740	$298,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$35,678	$21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	28,251	2,244
Accrued severance pay and retirement obligations	4,783	2,451
Deferred taxes	—	373

Total long-term liabilities	33,034	5,068

MINORITY INTEREST	13,638	6,614

Total Shareholders’ Equity	240,390	265,817

Total liabilities and shareholders’ equity	$322,740	$298,947

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,

	2008	2007	2008	2007	2007

	Unaudited

INCOME
Net revenues	$2,273	$2,164	$1,241	$1,183	$4,371
Equity in losses of affiliated companies	(9,989)	(8,347)	(3,604)	(3,039)	(20,416)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	153	12,541	52	824	14,854
Other income (expenses), net	(1,841)	6,130	(2,565)	5,657	(3,214)
Financial income, net	1,240	1,805	1,549	408	3,945

	(8,164)	14,293	(3,327)	5,033	(460)

COSTS AND EXPENSES	32,453	13,558	15,879	6,753	34,341

Income (loss) before taxes on income	(40,617)	735	(19,206)	(1,720)	(34,801)
Tax benefit (Taxes on income)	(98)	(568)	34	954	(7,544)

Income (loss) from continuing operations after taxes on income	(40,715)	167	(19,172)	(766)	(42,345)
Minority interest in losses of subsidiaries	12,637	3,209	3,217	1,574	5,250

Net income (loss)	(28,078)	3,376	(15,955)	808	(37,095)

Income (loss) per share:
Basic:
Net income (loss)	(0.95)	0.11	(0.54)	0.03	(1.25)

Diluted:
Net income (loss)	(0.95)	0.11	(0.54)	0.02	(1.27)

Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)	29,650	29,603	29,650	29,605	29,619

Weighted average number of ordinary shares used in computing diluted net income (loss) per share (thousands)	29,650	29,704	29,650	29,713	29,619